UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13D-2(a)

DDi CORP.

(Name of Issuer)

Common Stock

(Title and Class of Securities)

233162502

(CUSIP Number)

Daniel J. Weber

101 South Hanley Road

St. Louis, Missouri 63105

(314) 746-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

R. Scott Cohen, Esq.

Jones Day

2727 North Harwood Street

Dallas, Texas 75201

April 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162502

(1)	Names of reporting persons Viasystems Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 7,057,075 ((1) and see Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 7,057,075 ((1) and see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 31.7%(2)
(14)	Type of reporting person (see instructions) CO

(1)	Based on representations made by the Voting Stockholders pursuant to the Voting Agreements (in each case as defined under Item 3 of this Statement), and assumes full exercise of outstanding options to acquire 1,737,073 shares of Common Stock subject to the Voting Agreements. The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is, subject to certain limited exceptions, all shares owned as of April 3, 2012 or thereafter issued to or otherwise acquired or owned by the Voting Stockholders prior to the termination of the Voting Agreements.
(2)	Based on 20,538,737 shares of Common Stock outstanding as of March 30, 2012, as represented by DDi in the Merger Agreement (as defined under Item 4 of this Statement), plus an aggregate of 1,737,073 shares of Common Stock issuable upon the full exercise of options subject to the Voting Agreements, as represented by the Voting Stockholders.

CUSIP No. 233162502

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the Common Stock, par value $0.001 per share, (the “Common Stock”) of DDi Corp., a Delaware corporation (“DDi”). The principal executive offices of DDi are located at 1220 N. Simon Circle, Anaheim, California 92806.

Item 2.	Identity and Background

(a)-(c) This Statement is being filed on behalf of Viasystems Group, Inc., a Delaware corporation (“Viasystems”). The address of the principal business office of Viasystems is 101 South Hanley Road, St. Louis, Missouri 63105. The principal business of Viasystems is the provision of complex multilayer printed circuit boards and electro-mechanical solutions.

Certain information concerning the executive officers and directors of Viasystems is set forth in Schedule A hereto and is incorporated herein by reference.

(d)-(e) During the last five years, neither Viasystems nor, to the knowledge of Viasystems, any of the executive officers and directors listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information set forth on Schedule A hereto is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock subject to the Voting Agreements, to which this Statement relates, have not been purchased by Viasystems, and thus no funds were used for such purpose. As an inducement for Viasystems to enter into the Merger Agreement described in Item 4, Lloyd I. Miller and certain of his affiliates, Mikel H. Williams, Michael R. Mathews, Gerald P. Barnes, Wayne T. Slomsky, Jay B. Hunt, Robert J. Amman, Steven Schlepp, Andrew E. Lietz and Carl R. Vertuca entered into voting agreements, dated as of April 3, 2012 (the “Restricted Voting Agreements”) with Viasystems with respect to the shares of Common Stock beneficially owned by each such Voting Stockholder (as defined below), a form of which is attached as Exhibit 2 hereto. Additionally, Bryant R. Riley entered into a voting agreement, dated as of April 3, 2012 (the “Riley Voting Agreement”, and together with the Restricted Voting Agreements, the “Voting Agreements”) with Viasystems with respect to the shares of Common Stock beneficially owned by Mr. Riley as of the record date of the special meeting of DDi stockholders to be held to vote on the proposal to adopt the Merger Agreement, which is attached as Exhibit 3 hereto. Each of the DDi stockholders party to the Restricted Voting Agreement or the Riley Voting Agreement is referred to herein as a “Voting Stockholder,” and collectively as the “Voting Stockholders.”

Viasystems did not pay additional consideration to the Voting Stockholders in connection with the execution and delivery of the Voting Agreements. The Voting Agreements are described below in Item 4, which is incorporated herein by reference in response to this Item 3.

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Item 4.	Purpose of Transaction

Merger Agreement

On April 3, 2012, Viasystems, Victor Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Viasystems (“Merger Sub”) and DDi entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Viasystems has agreed to acquire DDi through a merger of Merger Sub with and into DDi (the “Merger”), with DDi to be the surviving corporation (the “Surviving Corporation”) at the effective time of the Merger (the “Effective Time”). As a result of the Merger, DDi will become a wholly-owned subsidiary of Viasystems. The Board of Directors of Viasystems and DDi approved the Merger and Merger Agreement.

Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) held in treasury of DDi, (ii) owned by Viasystems or Merger Sub or (iii) owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will be converted into the right to receive $13.00 in cash, without interest.

In connection with the Merger Agreement, Viasystems received a commitment for a senior secured bridge loan facility in an aggregate principal amount of up to $300 million (the “Facility”) with Goldman Sachs Bank USA, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Stifel Financial Corporation and Stifel Bank & Trust. Subject to certain customary terms and conditions, the Facility may be used to fund the Merger and to pay the related fees and expenses. The closing of the Facility and the availability of the loans under the Facility are subject to the satisfaction of certain customary and other conditions, including entry into definitive loan documentation for the Facility, consummation of the Merger, absence of a default or event of default under material debt of Viasystems and absence of a material adverse effect with respect to DDi.

Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of Merger Sub will become the directors of the Surviving Corporation, (ii) the officers of Merger Sub will become the officers of the Surviving Corporation and (iii) the articles of incorporation and bylaws of Merger Sub will become the articles of incorporation and bylaws of the Surviving Corporation. Following the completion of the Merger, the Common Stock will be delisted from and will no longer be traded on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

The completion of the Merger is subject to various customary conditions, including, among others, (i) obtaining the approval of DDi stockholders, (ii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, and (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by Viasystems and DDi, respectively, and compliance by Viasystems and DDi with their respective obligations under the Merger Agreement.

Voting Agreements

In connection with the execution of the Merger Agreement, Viasystems entered into the Voting Agreements, pursuant to which the Voting Stockholders agreed, among other things, to vote such person’s shares of DDi’s Common Stock in favor of the adoption of the Merger Agreement and against any alternative acquisition proposal, or DDi’s reorganization, recapitalization, liquidation or winding up, and against any action that would frustrate the purposes of, or prevent or delay the consummation of the transactions contemplated by the Merger Agreement. The Restricted Voting Agreements provide that, prior to the consummation of the Merger (or earlier termination of the Merger Agreement), the Voting Stockholders will not sell shares of Common Stock beneficially owned by them as of April 3, 2012 or acquired since such date. However, the Riley Voting Agreement does not restrict Mr. Riley from selling or otherwise transfering his shares of Common Stock.

CUSIP No. 233162502

The shares of Common Stock (i) subject to the Restricted Voting Agreements, represent approximately 28.5% of the shares of Common Stock outstanding as of March 30, 2012, plus the aggregate number of shares of Common Stock issuable upon the full exercise of options subject to the Voting Agreements, and (ii) subject to the Riley Voting Agreement, represent approximately 3.2% of the shares of Common Stock outstanding as of March 30, 2012, plus the aggregate number of shares of Common Stock issuable upon the full exercise of options subject to the Voting Agreements.

Under the terms of the Voting Agreements, each Voting Stockholder has granted Viasystems an irrevocable proxy with respect to the shares of Common Stock subject to the Voting Agreements, which proxy allows Viasystems to vote such shares in the manner set forth above.

The Voting Agreements will terminate upon the earliest to occur of (i) the Effective Time and (ii) termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Voting Agreements and the transactions contemplated thereby do not purpose to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are incorporated herein by reference.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither Viasystems nor, to Viasystems’ knowledge, any person named on Schedule A has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Based on the representations of the Voting Stockholders, as a result of the execution of the Voting Agreements, Viasystems may be deemed to beneficially own 7,057,075 shares of Common Stock (including 1,737,073 shares of Common Stock underlying options subject to the Voting Agreements). Pursuant to the Voting Agreements, the Voting Stockholders have agreed to vote, and have granted to Viasystems an irrevocable proxy to vote, the shares of Common Stock owned by such Voting Stockholder in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. As a result, Viasystems may be deemed to have voting power with respect to the Common Stock owned by the Voting Stockholders; provided, however, that the Riley Voting Agreement does not restrict Mr. Riley from selling or otherwise transfering shares of Common Stock beneficially owned by him at any time, and therefore causing such shares to be no longer subject to the Riley Voting Agreement or beneficially owned by Viasystems.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Viasystems constitutes approximately 31.7% of the outstanding shares of Common Stock (based on 20,538,737 shares of Common Stock outstanding as of March 30, 2012, as represented by DDi in the Merger Agreement, plus 1,737,073 shares of Common Stock issuable upon exercise of options subject to the Voting Agreements, as represented by the Voting Stockholders).

(c) Except for the Merger Agreement, the Voting Agreements and the transactions contemplated by those agreements, neither Viasystems nor, to Viasystems’ knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

CUSIP No. 233162502

(d) Neither Viasystems nor, to Viasystems’ knowledge, any person named on Schedule A, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of DDi.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement and the Exhibits to this Statement are hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of April 3, 2012, by and among DDi Corp., Viasystems Group, Inc. and Victor Merger Sub Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Viasystems Group, Inc., filed on April 4, 2004).

Exhibit 99.2	Form of Voting Agreement, dated as of April 3, 2012 (with Schedule of Signatories attached).

Exhibit 99.3	Voting Agreement, dated as of April 3, 2012, between Bryant R. Riley and Viasystems Group, Inc.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2012

VIASYSTEMS GROUP, INC.

By:	/s/ Christopher R. Isaak
Name:	Christopher R. Isaak
Title:	Vice President, Corporate Controller and
Chief Accounting Officer (Principal
Accounting Officer)

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EXHIBIT INDEX

Exhibit 99.1	Agreement and Plan of Merger, dated as of April 3, 2012, by and among DDi Corp., Viasystems Group, Inc. and Victor Merger Sub Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Viasystems Group, Inc., filed on April 4, 2004).

Exhibit 99.2	Form of Voting Agreement, dated as of April 3, 2012 (with Schedule of Signatories attached).

Exhibit 99.3	Voting Agreement, dated as of April 3, 2012, between Bryant R. Riley and Viasystems Group, Inc.

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SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

VIASYSTEMS GROUP, INC.

The following table sets forth the name, citizenship and present principal occupation or employment of each executive officer and director of Viasystems Group, Inc. Unless otherwise indicated, the business address of each such person is c/o Viasystems Group, Inc., 101 South Hanley Road, St. Louis, Missouri 63105.

Name	Present Principal Occupation or Employment	Citizenship
Board of Directors

Michael D. Burger	President, Chief Executive Officer and a member of the board of directors of Cascade Microtech, Inc., a provider of electrical measurement and semiconductor testing technology	USA

Timothy L. Conlon	President and Chief Operating Officer of Viasystems Group, Inc.	USA

Robert F. Cummings, Jr.	Vice Chairman of Investment Banking at JP Morgan Chase & Co.; director of Corning Incorporated	USA

Kirby A. Dyess	Principal at Austin Capital Management LLC, an early stage investment firm	USA

Peter R. Frank	Senior Managing Director at Black Diamond Capital Management, L.L.C., an alternative asset management firm	USA

Jack D. Furst	Founder of Oak Stream Investors, a private investment firm; affiliate of HM Capital Partners LLC, a private equity firm	USA

Edward Herring	Partner at HM Capital Partners LLC, a private equity firm	USA

William McCormick	Director of several privately held companies, including the Advisory Board of Aequitas Capital Management and UCA Holdings, Inc.	USA

Dominic J. Pileggi	Chief Executive Officer and Chairman of the board of directors of Thomas & Betts Corporation	USA

John K. Pruellage	Member and Chairman of the law firm Lewis, Rice & Fingersh, L.C.	USA

David M. Sindelar	Chief Executive Officer of Viasystems Group, Inc.	USA

Christopher J. Steffen	Chairman of Viasystems; director of W.R. Grace & Co., Platinum Underwriters Holdings, Ltd. and Accelrys, Inc.	USA

Executive Officers

Brian W. Barber	Senior Vice President Operations Printed Circuit Board & Supply Chain Management of Viasystems Group, Inc.	USA

Timothy L. Conlon	President and Chief Operating Officer of Viasystems Group, Inc.	USA

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Name	Present Principal Occupation or Employment	Citizenship
Christopher R. Isaak	Vice President, Corporate Controller and Chief Accounting Officer	USA

Richard B. Kampf	Senior Vice President of Sales & Marketing of Viasystems	USA

Gerald G. Sax	Senior Vice President and Chief Financial Officer of Viasystems Group, Inc.	USA

David M. Sindelar	Chief Executive Officer of Viasystems Group, Inc.	USA

Daniel J. Weber	Vice President and General Counsel of Viasystems Group, Inc.	USA

Kelly E. Wetzler	VP and Treasurer of Viasystems Group, Inc.	USA